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                                PRESS RELEASE
                             FOR IMMEDIATE RELEASE

                   GulfMark Offshore Announces
              Sale of 1.5 Million Shares of Common Stock

     March 18, 2002 - Houston - GulfMark Offshore, Inc. (NASDAQ:GMRK) announced today the closing of the sale of 1.5 million shares of common stock priced at $35.40 less the underwriters' discount of $1.86 for a net of $33.54 per share. The net proceeds of $50.3 million will be used to repay $43.6 million in borrowings under the Company's credit facility, expenses of the offering and general corporate purposes. The underwriters have retained the option of exercising the 15% over allotment of up to 225,000 shares over the next 30 days.

     Bruce Streeter, President and Chief Operating Officer, said "We were gratified by investor response during our abbreviated road show last week. Their belief in our strategy was demonstrated through the twenty percent increase in the size of our original offering from 1.25 million shares to 1.5 million shares, excluding the over allotment option. This offering will not only strengthen our financial condition but also serve to increase the float in our common shares. We are excited about the future of GulfMark Offshore as we continue to build the Company through strategic acquisitions and the timely delivery of newbuild vessels."

     Underwriters for the offering included Lehman Brothers, A.G. Edwards & Sons, Inc., CIBC World Markets and Stiffel, Nicolaus & Company Incorporated.

     GulfMark Offshore, Inc. provides marine transportation services to the energy industry through a fleet of fifty-three (53) offshore support vessels, primarily in the North Sea, offshore Southeast Asia, Brazil and West Africa.

Contact: Edward A. Guthrie, Executive Vice President - Finance E-mail: Ed.Guthrie@gulfmark.com
             (713) 963-9522


This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve known and unknown risk, uncertainties and other factors. Among the factors that could cause actual results to differ materially are: prices of oil and gas and their effect on industry conditions; industry volatility; fluctuations in the size of the offshore marine vessel fleet in areas where the Company operates; changes in competitive factors; delay or cost overruns on construction projects; and other material factors that are described from time to time in the Company's filings with the SEC. Consequently, the forward-looking statements contained herein should not be regarded as representations that the projected outcomes can or will be achieved.



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